Annual Meeting of Holders of Common Shares

of IAMGOLD Corporation (the "Issuer")

May 7, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

On a vote by a show of hands, the following eight nominees proposed by management were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following proxy votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	237,968,523	90.98	23,591,270	9.02
Donald K. Charter	223,401,980	85.41	38,157,813	14.59
Richard J. Hall	260,271,873	99.51	1,287,920	0.49
Stephen J. J. Letwin	249,264,092	95.30	12,295,701	4.70
Mahendra Naik	241,971,843	92.51	19,587,950	7.49
Timothy R. Snider	259,850,875	99.35	1,708,918	0.65
Sybil E. Veenman	248,750,831	95.10	12,808,962	4.90
Ronald P. Gagel	260,000,595	99.40	1,559,198	0.60

Item 2:  Appointment of Auditors

On a vote by show of hands, KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
317,706,440	98.10	6,146,017	1.90

Item 3:  Executive Compensation

On a vote by show of hands, the shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Company received the following proxy votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
254,959,837	97.48	6,599,951	2.52

Dated this 8th day of May, 2019.

IAMGOLD CORPORATION

/s/ Tim Bradburn

_____________________________

Tim Bradburn

Vice President, Legal and Corporate Secretary